

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2018

Mark Frohnmayer
Chief Executive Officer
Arcimoto, Inc.
2034 West 2nd Avenue
Eugene, Oregon 97402

   Re: Arcimoto, Inc.
    Registration Statement on Form S-3
    Filed October 3, 2018
    File No. 333-227683

Dear Mr. Frohnmayer:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sonia Bednarowski at 202-551-3666 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Transportation and Leisure